Exhibit 99.1

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
ICZOOM GROUP INC. AND SUBSIDIARIES
For the Six Months Ended December 31, 2023

ICZOOM GROUP INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	Note	December 31, 2023 (Unaudited)	June 30, 2023
ASSETS
CURRENT ASSETS:
Cash		$1,125,776	$1,109,834
Restricted cash		5,552,065	5,303,533
Accounts receivable	3	53,122,829	76,690,246
Inventories, net	4	454,999	833,858
Advances to suppliers	5	1,888,475	1,608,941
Prepaid expenses and other current assets	7	1,459,105	1,341,201
TOTAL CURRENT ASSETS		63,603,249	86,887,613

Property and equipment, net	8	159,933	126,032
Right-of-use assets, net	10	680,116	862,852
Intangible assets, net	9	271,318	288,436
Other non-current assets		6,964	10,600
Deferred tax assets	13	348,657	305
TOTAL NON-CURRENT ASSETS		1,466,988	1,288,225
TOTAL ASSETS		$65,070,237	$88,175,838

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loans, net	11	$14,335,338	$14,022,523
Notes payable	11	1,553,200	—
Accounts payable	12	23,815,375	51,127,328
Contract liabilities		1,964,671	1,671,353
Due to related parties	14	3,280,522	1,508,766
Taxes payable	13	3,281,090	2,932,137
Lease liabilities	10	619,150	524,698
Accrued expenses and other current liabilities		461,039	469,781
TOTAL CURRENT LIABILITIES		49,310,385	72,256,586
Lease liabilities	10	93,813	375,056
TOTAL NON-CURRENT LIABILITY		93,813	375,056
TOTAL LIABILITIES		49,404,198	72,631,642

COMMITMENTS AND CONTINGENCIES	18

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.16 par value, 35,000,000 shares authorized, 10,370,158 and 10,326,374 shares issued and outstanding as of December 31, 2023 and June 30, 2023, respectively:
Class A shares, 30,000,000 shares authorized, 6,540,658 shares issued and outstanding and 6,496,874 shares issued and outstanding as of December 31, 2023 and June 30, 2023, respectively;	16	1,046,504	1,039,499
Class B shares, 5,000,000 shares authorized, 3,829,500 shares issued and outstanding as of December 31, 2023 and June 30, 2023	16	612,720	612,720
Additional paid-in capital		18,795,548	18,795,548
Statutory reserve	16	624,097	624,097
Accumulated deficit		(6,056,045)	(5,334,300)
Accumulated other comprehensive income/(loss)		643,215	(193,368)
TOTAL SHAREHOLDERS’ EQUITY		15,666,039	15,544,196
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$65,070,237	$88,175,838

*	Retrospectively restated for effect of 1-for-4 reverse split on October 26, 2020 and 1-for-2 reverse split on August 8, 2022 of the ordinary shares, see Note 16.

The accompanying notes are an integral part of these consolidated financial statements

ICZOOM GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF (LOSS)/INCOME AND COMPREHENSIVE INCOME/(LOSS)

(UNAUDITED)

		For the six months ended December 31,
	Note	2023	2022
Revenue, net
Sales of electronic components, net of sales taxes and value added taxes		$86,329,512	$118,348,676
Service commission fees, net of sales taxes and value added taxes		1,391,041	1,858,830
Total revenue, net		87,720,553	120,207,506
Cost of revenue		85,533,907	117,108,678
Gross profit		2,186,646	3,098,828

OPERATING EXPENSES
Selling expenses		776,007	973,902
General and administrative expenses		1,523,002	1,307,770
Total operating expenses		2,299,009	2,281,672
(LOSS)/INCOME FROM OPERATIONS		(112,363)	817,156

OTHER INCOME (EXPENSES)
Foreign exchange transaction (loss)/gain		(559,655)	418,866
Interest expense		(351,806)	(234,738)
Short-term investment income		59,174	6,913
Subsidy income		11,409	31,826
Other expenses, net		(93,481)	(112,254)
Total other (expenses)/ income, net		(934,359)	110,613
(LOSS)/INCOME BEFORE INCOME TAX PROVISION		(1,046,722)	927,769
INCOME TAX (BENEFIT)/EXPENSES	13	(324,977)	1,052
NET (LOSS)/INCOME		(721,745)	926,717
Foreign currency translation adjustments		836,583	(131,174)
TOTAL COMPREHENSIVE INCOME		$114,838	$795,543

(LOSS)/EARNINGS PER ORDINARY SHARE:
– BASIC		$(0.07)	$0.10
– DILUTED		$(0.07)	$0.10

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*:
– BASIC		10,362,861	8,826,374
– DILUTED		11,094,229	9,547,346

*	Retrospectively restated for effect of 1-for-4 reverse split on October 26, 2020 and 1-for-2 reverse split on August 8, 2022 of the ordinary shares, see Note 16.

The accompanying notes are an integral part of these consolidated financial statements

ICZOOM GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022

(UNAUDITED)

	Ordinary Shares, $0.16 par*				Additional			Accumulated Other	Total
	Class A Shares	Amount	Class B Shares	Amount	Paid-in Capital	Statutory Reserve	Accumulated Deficit	Comprehensive Income/ (Loss)	Shareholders’ Equity
Balance, June 30, 2022	4,996,874	$799,499	3,829,500	$612,720	$14,499,213	$624,097	$(7,085,470)	$1,044,856	$10,494,915
Employee common share options	—	—	—	—	58,598	—	—	—	58,598
Net income for the period	—	—	—	—	—	—	926,717	—	926,717
Foreign currency translation adjustment	—	—	—	—	—	—	—	(131,174)	(131,174)
Balance, December 31, 2022	4,996,874	$799,499	3,829,500	$612,720	$14,557,811	$624,097	$(6,158,753)	$913,682	$11,349,056
Balance, June 30, 2023	6,496,874	$1,039,499	3,829,500	$612,720	$18,795,548	$624,097	$(5,334,300)	$(193,368)	$15,544,196
Share issuance	43,784	7,005	—	—	—	—	—	—	7,005
Net loss for the period	—	—	—	—	—	—	(721,745)	—	(721,745)
Foreign currency translation adjustment	—	—	—	—	—	—	—	836,583	836,583
Balance, December 31, 2023	6,540,658	$1,046,504	3,829,500	$612,720	$18,795,548	$624,097	$(6,056,045)	$643,215	$15,666,039

*	Retrospectively restated for effect of 1-for-4 reverse split on October 26, 2020 and 1-for-2 reverse split on August 8, 2022 of the ordinary shares, see Note 16.

The accompanying notes are an integral part of these consolidated financial statements

ICZOOM GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITTED)

	For the six months ended December 31,
	2023	2022
Cash flows from operating activities:
Net (loss)/income	$(721,745)	$926,717
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	121,588	89,128
Property and equipment written off	1220	-
Loss from disposal of property and equipment	-	1,146
Amortization of right-of-use assets	297,672	118,026
Provision /(reversal of provision) for inventory impairment	(1,851)	1,851
Amortization of share-based compensation	-	58,598
Amortization of debt issuance costs	92,491	110,219
Deferred income tax provision	(345,389)	(109,627)
Unrealized exchange loss /(gain)	560,321	(477,112)
Changes in operating assets and liabilities:
Notes receivable	-	18,000
Accounts receivable	28,931,833	(8,401,208)
Inventories	393,526	336,052
Advances to suppliers	(279,267)	5,255,103
Prepaid expenses and other current assets	220,639	689,583
Accounts payable	(27,737,233)	130,523
Contract liabilities	264,015	(738,116)
Taxes payable	297,112	421,917
Lease liabilities	(186,791)	(117,736)
Accrued expenses and other current liabilities	(2,934,362)	(218,230)
Net cash used in operating activities	(1,026,221)	(1,905,166)

Cash flows from investing activities:
Purchase of property and equipment	(70,490)	(74,420)
Proceeds from disposal of property and equipment	-	3,096
Purchase of intangible assets	(57,398)	(23,186)
Purchase of short-term investments	(1,129,600)	(2,701,116)
Proceeds upon maturity of short-term investments	1,129,600	2,701,116
Net cash used in investing activities	(127,888)	(94,510)

Cash flows from financing activities:
Proceeds from short-term bank loans	14,666,970	14,145,794
Repayments of short-term bank loans	(14,638,095)	(12,841,626)
Proceeds from loans payable to third-parties	746,000	360,000
Repayments from loans payable to third-parties	(746,000)	(160,000)
Proceeds from banker’s acceptance notes payable	2,965,200	—
Repayment of banker’s acceptance notes payable	(1,425,200)	—
Proceeds from borrowings from related parties	6,299,295	608,589
Payment for deferred IPO costs	(312,527)	(88,810)
Repayment of related party borrowings	(4,568,244)	—
Net cash provided by financing activities	2,987,399	2,023,947

ICZOOM GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	For the six months ended December 31,
	2023	2022
Effect of exchange rate fluctuation on cash and restricted cash	(1,568,816)	1,839,803
Net increase in cash and restricted cash	264,474	1,864,074
Cash and restricted cash at beginning of period	6,413,367	2,952,023
Cash and restricted cash at end of period	$6,677,841	$4,816,097

Supplemental cash flow information
Cash paid for income taxes	$(98,451)	$(61,473)
Cash paid for interest	$(351,806)	$(234,738)
Supplemental disclosure of non-cash operating activities
Right-of-use assets obtained in exchange for operating lease obligations	$105,613	$-

The following tables provide a reconciliation of cash and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the consolidated statement of cash flows:

The accompanying notes are an integral part of these consolidated financial statements

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Business

ICZOOM Group Inc. (“ICZOOM” or the “Company”), through its wholly-owned subsidiaries, is engaged in sales of electronic components to customers in the People’s Republic of China (“PRC”). Major electronic components purchased from suppliers and then sold to customers through the Company’s online platform include: integrated circuit, discrete, passive components, optoelectronics, electromechanical, Maintenance, Repair and Operations (“MRO”), design tools, etc. These electronic components are primarily used by customers in the consumer electronic industry, automotive electronics, industry control segment with primary target customers being China-based small and medium-sized enterprises. In addition, the Company also provides customs clearance, temporary warehousing, logistic and shipping services to customers to earn service commission fees.

Organization

ICZOOM, formerly known as Horizon Business Intelligence Co., Limited, was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on June 18, 2015 and changed to its current name on May 3, 2018.

ICZOOM owns 100% of the equity interests of the following four subsidiaries incorporated in accordance with the laws and regulations in Hong Kong: (1) Iczoom Electronics Limited (“ICZOOM HK”) was incorporated on May 22, 2012; (2) Ehub Electronics Limited (“Ehub”) was incorporated on September 13, 2012; (3) Hjet Industrial Corporation Limited (“Hjet HK”) was incorporated on August 6, 2013 and (4) Components Zone International Limited (‘Components Zone HK”) was incorporated on May 19, 2020. ICZOOM HK, Ehub and Hjet HK are primarily engaged in purchases and distribution of electronic components from overseas suppliers, and Components Zone HK is a holding company with no activities.

On September 17, 2020, Components Zone (Shenzhen) Development Limited (“ICZOOM WFOE”) was incorporated pursuant to PRC laws as a wholly foreign owned enterprise of Components Zone HK.

ICZOOM, Components Zone HK and ICZOOM WFOE are currently not engaging in any active business operations and merely acting as holding companies.

Prior to the reorganization described below, the chairman of the Board of Directors, Mr. Lei Xia, who is also the Chief Executive Officer (“CEO”) of the Company, and the Chief Operating Officer (“COO”) of the Company, Ms. Duanrong Liu, were the controlling shareholders of the following entities: (1) Hjet Shuntong (Shenzhen) Co., Ltd. (“Hjet Shuntong”), formed in Shenzhen City, China on November 8, 2013; (2) Shenzhen Hjet Supply Chain Co., Ltd. (“Hjet Supply Chain”), formed in Shenzhen City, China on July 3, 2006; (3) Shanghai Heng Nuo Chen International Freight Forwarding Co., Ltd. (“Heng Nuo Chen”), formed in Shanghai City, China on March 25, 2015; (4) Shenzhen Iczoom Electronics Co., Ltd. (“ICZOOM Shenzhen”), formed in Shenzhen City, China on July 20, 2015; (5) Shenzhen Hjet Yun Tong Logistics Co., Ltd. (“Hjet Logistics”), formed in Shenzhen City, China on May 31, 2013 and (6) Shenzhen Pai Ming Electronics Co., Ltd. (“Pai Ming Shenzhen”), formed in Shenzhen City, China on May 9, 2012. Hjet Shuntong is currently not engaging in any active business operations and merely acting as a holding company. ICZOOM Shenzhen operates the Company’s e-commerce platform to facilitate the sales of electronic components. Hjet Supply Chain handles order fulfilment for e-commerce customers. Heng Nuo Chen and Hjet Logistics are engaged in logistic, shipping and delivery of products to customers. In order to comply with the PRC laws and regulations, Pai Ming Shenzhen holds Internet Content Provider (“ICP”) license to operate the e-commerce platform.

Hjet Shuntong, ICZOOM Shenzhen, Hjet Supply Chain, Heng Nuo Chen and Hjet Logistics are collectively called “ICZOOM Operating Entities”.

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Reorganization

A reorganization of the Company’s legal structure (“Reorganization”) was completed on December 14, 2020. The reorganization involved the incorporation of ICZOOM WFOE, the transfer of the 100% equity interest of ICZOOM operating entities to ICZOOM WFOE, and entering into certain contractual arrangements between ICZOOM WFOE and the shareholders of Pai Ming Shenzhen. Consequently, ICZOOM became the ultimate holding company of all the entities mentioned above.

On December 14, 2020, ICZOOM WFOE entered into a series of contractual arrangements with the shareholder of Pai Ming Shenzhen. These agreements include Exclusive Purchase Agreement, Exclusive Business Cooperation Agreement, Share Pledge Agreement, Power of Attorney and Spousal Consent Letter (collectively the “VIE Agreements”). Pursuant to the VIE Agreements, ICZOOM WFOE has the exclusive right to provide Pai Ming Shenzhen with consulting services related to business operations including technical and management consulting services. As a result of our direct ownership in ICZOOM WFOE and the VIE Agreements, Pai Ming Shenzhen was treated as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation, which allowed ICZOOM to consolidate Pai Ming Shenzhen’ operations and financial results in ICZOOM’s consolidated financial statements in accordance with U.S. GAAP. ICZOOM was treated as the primary beneficiary for accounting purposes under U.S. GAAP.

The Company, together with its wholly owned subsidiaries and its VIE, was effectively controlled by the same shareholders before and after the Reorganization and therefore the Reorganization was considered as a recapitalization of entities under common control. The consolidation of the Company, its subsidiaries, and the VIE has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Company include the following entities:

Name of Entity	Date of Formation	Place of Incorporation	% of Ownership	Principal Activities
ICZOOM	June 18, 2015	Cayman Islands	Parent, 100%	Investment holding
ICZOOM HK	May 22, 2012	Hong Kong	100%	Purchase of electronic components from overseas suppliers
Ehub	September 13, 2012	Hong Kong	100%	Purchase of electronic components from overseas suppliers
Hjet HK	August 6, 2013	Hong Kong	100%	Purchase of electronic components from overseas suppliers
Components Zone HK	May 19, 2020	Hong Kong	100%	Investment holding
ICZOOM WFOE	September 17, 2020	PRC	100%	WFOE, Consultancy
Hjet Shuntong	November 8, 2013	PRC	100%	Investment holding
Hjet Supply Chain	July 3, 2006	PRC	100%	Order fulfilment
ICZOOM Shenzhen	July 20, 2015	PRC	100%	Sales of electronic components through B2B e-commerce platform
Hjet Logistics	May 31, 2013	PRC	100%	Logistics and product shipping
Heng Nuo Chen	May 25, 2015	PRC	100%	Logistics and product shipping. Deregistered in August 2021
Pai Ming Shenzhen	May 9, 2012	PRC	0%, Former VIE	Holds an EDI license and an ICP License. The VIE agreements has been terminated in December 2021

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

In order to streamline the Company’s business structure, on August 23, 2021, one of the Company’s subsidiaries, Heng Nuo Chen, completed the deregistration with China’s State Administration of Industry and Commerce. The deregistration of Heng Nuo Chen has no material impact on the Company’s business because Heng Nuo Chen had limited business activities and operation since its inception. Total assets and total liabilities of Heng Nuo Chen as of June 30, 2021 amounted to approximately $5,879 and $325,497, accounted for 0.01% and 0.41% of the Company’s consolidated total assets and liabilities, respectively. Heng Nuo Chen did not generated any revenue since its inception and the accumulated deficit of Heng Nuo Chen as of June 30, 2021 was $305,780, accounted for 3.27% of the Company’s consolidated accumulated deficit. Due to such immateriality, no discontinued operation was reported.

The VIE Agreements

A VIE is an entity which has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE.

Prior to December 10, 2021, in order to comply with the PRC laws and regulations, the Company held its ICP license to operate the e-commerce platform, through Pai Ming Shenzhen. Pursuant to the VIE Agreements, neither the Company nor its subsidiaries owned any equity interest in Pai Ming Shenzhen. Instead, the Company controlled and received the economic benefits of the operation results of Pai Ming Shenzhen through the VIE Agreements. Under U.S. GAAP, for accounting purposes, the Company was deemed to have a controlling financial interest in, and be the primary beneficiary of Pai Ming Shenzhen, because pursuant to the VIE Agreements, the operations of Pai Ming Shenzhen were solely for the benefit of ICZOOM WFOE and ultimately, the Company. The Company consolidated the operation and financial results of Pai Ming Shenzhen as primary beneficiary through VIE Agreements in lieu of direct equity ownership by the Company. The Company terminated the VIE Agreements with Pai Ming Shenzhen on December 10, 2021 (see “Termination of the VIE Agreements” below for details).

Termination of the VIE Agreements

Due to PRC legal restrictions on direct foreign investment in internet-based businesses, such as provision of internet information services platform and other value-added telecommunication services, the Company originally carried out its business through a series of VIE Agreements with Pai Ming Shenzhen. On December 10, 2021 (the “VIE termination date”), the Company terminated the VIE Agreements under the VIE structure. There were no penalties or non-compete agreements derived from the termination of the VIE Agreements. After the termination of the VIE Agreement, the Company will no longer consolidate the operation and financial results of Pai Ming Shenzhen going forward. The Company’s Hong Kong subsidiary, ICZOOM HK, now operates a new B2B online platform, which does not require an ICP license under the PRC law. After the termination of the VIE Agreements under the VIE structure, in consideration that it may take some time for customers to take actions to complete the transfer and adapt to new platform, ICZOOM WFOE entered into a business cooperation agreement with Pai Ming Shenzhen on January 18, 2022 to assist such transition over a one-year period, pursuant to which Pai Ming Shenzhen has agreed to provide ICZOOM WFOE with network services including but not limited to business consultation, website information push, matching services of supply and demand information, online advertising, software customization, data analysis, website operation and other in-depth vertical services through online and offline data push, etc., and ICZOOM WFOE has agreed to pay Pai Ming Shenzhen with a base monthly fixed fee of RMB100,000 and additional service fee based on the service performance of Pai Ming Shenzhen. After termination of the VIE Agreement, Pai Ming Shenzhen was treated as a related party to the Company because the COO’s brother was one of the shareholders of Pai Ming Shenzhen. On April 19, 2022, the COO’s brother transferred all of his ownership interest in Pai Ming Shenzhen to an unrelated individual, and Pai Ming Shenzhen was no longer treated as a related party to the Company after April 19, 2022. Therefore, the consulting service fees paid to Pai Ming Shenzhen during the period from January 18, 2022 to April 19, 2022 were accounted for as related party transactions (see Note 14).

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

The termination of the VIE Agreements did not discontinue the Company’s existing business, which is to sell electronic component products and provide related services to customers. Historically, the Company’s business was substantially conducted through its wholly owned subsidiaries established in China and Hong Kong. Prior to the termination of the VIE Agreements, operating revenue generated through Pai Ming Shenzhen amounted to $72,425 from July 1, 2021 to December 10, 2021, accounted for only 0.03% of the Company’s consolidated total revenue for the years ended June 30, 2022. Total assets and total liabilities of Pai Ming Shenzhen amounted to approximately $219,897 and $427,395 as of December 10, 2021, accounted for only 0.60% and 0.89% of the Company’s consolidated total assets and liabilities as of June 30, 2022, respectively. The Company recorded a loss of $205,249 from the termination of the VIE Agreements for the year ended June 30, 2022. Therefore, the Company’s management believes that the termination of the VIE Agreements does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The termination is not accounted as discontinued operations in accordance with ASC 205-20.

The following presents the unaudited balance sheet information of Pai Ming Shenzhen as of December 10, 2021 and June 30, 2021, and the unaudited result of operations and cash flows of Pai Ming Shenzhen for the period from July 1, 2021 to December 10, 2021 as compared to the year ended June 30, 2021, after elimination of intercompany transactions and balances.

	December 10, 2021 (the VIE termination date)	June 30, 2021
ASSETS
CURRENT ASSETS
Cash	$41,912	$2,891
Accounts receivable	173,550	—
Prepaid expenses and other current assets	2,024	7,061
TOTAL CURRENT ASSETS	217,486	9,952
Other noncurrent assets	2,411	1,452
TOTAL ASSETS	$219,897	$11,404

LIABILITIES
CURRENT LIABILITIES
Accrued expenses and other current liabilities	$427,395	$566,158
TOTAL CURRENT LIABILITIES	427,395	566,158
TOTAL LIABILITIES	$427,395	$566,158

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

	From July 1, 2021 to December 10, 2021 (the VIE termination date)	For the years ended June 30, 2021
	(Unaudited)
REVENUE, net	$72,425	$36,273
COST OF REVENUE	1,122	32,229
GROSS PROFIT	71,303	4,044

OPERATING EXPENSES
Selling expenses	14,265	37,809
General and administrative expenses	75,751	182,628
Total operating expenses	90,016	220,437
LOSS FROM OPERATIONS	(18,713)	(216,393)

OTHER INCOME
Other income, net	92	243
Total other income, net	92	243
LOSS BEFORE INCOME TAX PROVISION	(18,621)	(216,150)
PROVISION FOR INCOME TAXES	—	—
NET LOSS	$(18,621)	$(216,150)

	From July 1, 2021 to December 10, 2021 (the VIE termination date)	For the years ended June 30, 2021
Cash flows from operating activities:
Net loss	$(18,621)	$(216,150)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	4,095	(2,847)
Other noncurrent assets	—	(1,421)
Accrued expenses and other current liabilities	53,198	216,478
Net cash provided by (used in) operating activities	38,672	(3,940)
Effect of exchange rate fluctuation on cash	349	515
Net increase (decrease) in cash	39,021	(3,425)
Cash at beginning of the period	2,891	6,316
Cash at end of the period	$41,912	$2,891

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The accompanying consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries, and entity which it consolidated the operation and financial results through VIE Agreements from the July 1, 2021 to the termination date of VIE Agreements. All inter-company balances and transactions are eliminated upon consolidation.

Uses of estimates

In preparing the consolidated financial statements in conformity U.S. GAAP, the management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and advance to suppliers, inventory valuations, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, realization of deferred tax assets, and provision necessary for contingent liabilities. Actual results could differ from those estimates.

Risks and uncertainties

The main operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the economy in the PRC. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations. The Company’s operations may be further affected by the ongoing outbreak of COVID-19 pandemic. A COVID-19 resurgence could negatively affect the execution of the Company’s sales contract and fulfilment of customer orders and the collection of the payments from customers on a timely manner. The Company will continue to monitor and modify the operating strategies in response to the COVID-19. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the date the Company’s financial statements are released.

Concentration of credit risks

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and accounts receivable. As of December 31, 2023, the aggregate amounts of cash of $6,677,841 was deposited at major financial institutions located in the PRC and Hong Kong. In the event of bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and demand deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations. The Company maintains an allowance for doubtful accounts, and actual losses have generally been within management’s expectations. Refer to “Note 15. Concentrations” for detail.

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Interest rate risk

The Company’s exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Company’s exposure to interest rate risk also arises from borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. The Company have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage such interest risk exposure. The Company has not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the six months ended December 31, 2023.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains all of its bank accounts in the PRC. The Company’s cash balances in these bank accounts in the PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted cash

Restricted cash consists of cash deposited with the PRC banks and used as collateral to secure the Company’s short-term bank loans. In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires entities to present the aggregate changes in cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, the statement of cash flows will be required to present restricted cash and restricted cash equivalents as a part of the beginning and ending balances of cash and cash equivalents. The Company adopted the updated guidance retrospectively and presented restricted cash within the ending cash and restricted cash balance on the Company’s consolidated statement of cash flows for the years presented.

Accounts receivable

Accounts receivable are presented net of allowance for doubtful accounts. The Company reduces accounts receivable by recording an allowance for doubtful accounts to account for the estimated impact of collection issues resulting from a client’s inability or unwillingness to pay valid obligations to the Company. The Company determines the adequacy of allowance for doubtful accounts based on individual account analysis, historical collection trend, and best estimate of specific losses on individual exposures. The Company establishes a provision for doubtful receivable when there is objective evidence that the Company may not be able to collect amounts due. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after the management has determined that the likelihood of collection is not probable. There was no allowance for uncollectable recorded as of December 31, 2023 and June 30, 2023.

Inventories, net

Inventories are comprised of purchased electronic components products to be sold to customers. Inventories are stated at the lower of cost or net realizable value, determined using primarily an average weighted cost method. The Company reviews its inventories periodically to determine if any reserves are necessary for potential shrinkage and obsolete or unusable inventory. Inventory allowance amounted to nil and $1,851 as of December 31, 2023 and June 30, 2023, respectively. For the six months ended December 31, 2023, $1,851 of inventory allowance was reversed.

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Advances to suppliers, net

Advances to suppliers consists of balances paid to suppliers for purchase of electronic components that have not been provided or received. Advances to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. As of December 31, 2023 and June 30, 2023, there was no allowance recorded as the Company considers all of the advances to be fully realizable.

Short-term investments

The Company’s short-term investments consist of wealth management financial products purchased from PRC banks with maturities ranging from one month to twelve months. The banks invest the Company’s fund in certain financial instruments including money market funds, bonds or mutual funds, with rates of return on these investments ranging from 1.5% to 2.5% per annum. The carrying values of the Company’s short-term investments approximate fair value because of their short-term maturities. The interest earned is recognized in the consolidated statements of (loss)/income and comprehensive income/(loss) over the contractual term of these investments (see Note 6).

Leases

On July 1, 2021, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Leases (as amended by ASU 2018-01, 2018-10, 2018-11, 2018-20, and 2019-01, collectively “ASC 842”) using the modified retrospective basis and did not restate comparative periods as permitted under ASU 2018-11. ASC 842 requires that lessees recognize ROU assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows.

For operating leases, the Company calculated ROU assets and lease liabilities based on the present value of the remaining lease payments as of the date of adoption. The remaining balance of lease liabilities are presented within current portion of lease liabilities and the non-current portion of lease liabilities on the consolidated balance sheets (see Note 10).

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are provided using the straight-line method over their expected useful lives, as follows:

Useful life
Office equipment and furniture	3 years
Automobiles	5 years
Leasehold improvement	Lesser of useful life and lease term

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in consolidated statements of (loss)/income and comprehensive income/(loss).

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Intangible assets, net

The Company’s intangible assets primarily consist of internal-use software development costs associated with the Company’s e-commerce platform. Intangible assets are carried at cost less accumulated amortization and any recorded impairment. The Company amortizes its intangible assets over useful lives of 10 year using a straight-line method, which reflects the estimated pattern in which the economic benefits of the internally developed software are to be consumed.

Impairment of long-lived Assets

Long-lived assets with finite lives, primarily property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future net undiscounted cash flows that the asset is expected to generate. If such asset is considered to be impaired, the impairment recognized is the amount by which the carrying amount of the asset, if any, exceeds its fair value determined using a discounted cash flow model. There were no impairments of these assets as of December 31, 2023 and June 30, 2023.

Borrowings

Borrowings comprise short-term borrowings. Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds net of transaction costs and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

Accounts payable

The Company’s accounts payable (“AP”) primarily include balance due to suppliers for purchase of electronic components products.

Deferred public offering costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, consulting and other expenses incurred through the balance sheet date that are directly related to the intended public offering. Deferred offering costs will be charged to shareholders’ equity upon the completion of the public offering. Should the public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. Deferred IPO costs as included in “prepaid expenses and other current assets” amounted to 312,527 and nil as of December 31 2023 and June 30, 2023, respectively (see Note 7).

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, restricted cash, short-term investments, notes receivable, accounts receivable, advances to suppliers, inventories, prepaid expenses and other current assets, short-term bank loans, short-term borrowings — third-party loans, notes payable, accounts payable, deferred revenue, taxes payable, due to related parties, accrued expenses lease liabilities-current, and other current liabilities approximate the fair value of the respective assets and liabilities as of December 31, 2023 and June 30, 2023 based upon the short-term nature of the assets and liabilities.

Foreign currency translation

The functional currency for ICZOOM, ICZOOM HK, Ehub, Hjet HK and Components Zone HK is the U.S Dollar (“US$”). The Company primarily operates its business through its PRC subsidiaries as of December 31, 2023. The functional currency of the Company’s PRC subsidiaries and the VIE is the Chinese Yuan (“RMB”). The Unaudited Company’s consolidated financial statements have been translated into US$. Assets and liabilities accounts are translated using the exchange rate at each reporting period end date. Equity accounts are translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2023	June 30, 2023	December 31, 2022
Period-end spot rate	US$1=RMB 7.0822	US$1=RMB 7.2254	US$1=RMB 6.9638
Average rate	US$1=RMB 7.1429	US$1=RMB 6.9881	US$1=RMB 7.0077

Revenue recognition

ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company currently generates its revenue from the following main sources:

Revenue from sales of electronic components to customers

The Company operates a B2B online platform www.iczoomex.com, where the Company’s customers can register as members first, and then use the platform to post the quotes for electronic component products (such as integrated circuit, discretes, passive components, optoelectronics, electromechanical, MRO and design tools, etc.).

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Once purchase orders received from customers, the Company purchases desired products from suppliers, takes control of purchased products in its warehouses, and then organizes the shipping and delivery of products to customers. New customers are typically required to make certain prepayment to the Company before the Company purchases products from suppliers.

The Company accounts for revenue from sales of electronic components on a gross basis as the Company is responsible for fulfilling the promise to provide the desired electronic component products to customers, and is subject to inventory risk before the product ownership and risk are transferred and has the discretion in establishing prices. All of the Company’s contracts are fixed price contracts and have one single performance obligation as the promise is to transfer the individual goods to customers, and there is no separately identifiable other promises in the contracts. The Company’s revenue from sales of electronic components is recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. Advance payment from customers is recorded as deferred revenue first and then recognized as revenue when products are delivered to the customers and the Company’s performance obligations are satisfied. The Company does not routinely allow customers to return products and historically return allowance was immaterial. There is no separate rebate, discount, or volume incentive involved. Revenue is reported net of all value added taxes (“VAT”).

Service commission fees

The Company’s service commission fees primarily consist of (1) fees charged to customers for assisting them for customs clearance when they directly purchase electronic component products from overseas suppliers; (2) fees charged to customers for providing temporary warehousing and organizing the product shipping and delivery to customer designated destinations after customs clearance. There is no separately identifiable other promises in the contracts.

The Company merely acts as an agent in this type of transaction and earns a commission fee ranging from 0.15% to 2% based on the value of the merchandise that customers purchase from suppliers and such commission fee is not refundable. The Company does not have control of the goods in this type of transaction, has no discretion in establishing prices and does not have the ability to direct the use of the goods to obtain substantially all the benefits. Such revenue is recognized at the point when the Company’s customs clearance, warehousing, logistic and delivery services are performed and the customer receive the products. Revenues are recorded net of sales taxes and value added taxes.

Contract Assets and Liabilities

The Company did not have contract assets as of December 31, 2023 and June 30, 2023.

Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The Company’s contract liabilities, which are reflected in its consolidated balance sheets as contract liabilities of $1,964,671 and $1,671,353 as of December 31, 2023 and June 30, 2023, respectively.

Disaggregation of revenue

The Company disaggregates its revenue from contracts by product and service types, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The summary of the Company’s total revenues by product and service type for the six months ended December 31, 2023 and 2022 was as follows:

	For the six months ended December 31,
	2023 (Unaudited)	2022 (Unaudited)
Sales of electronic components products:
Semiconductor:
Integrated Circuits	$30,881,697	$9,097,914
Power/Circuit Protection	7,381,913	5,845,672
Discrete	7,274,989	8,586,905
Passive Components	22,672,366	71,790,069
Optoelectronics/Electromechanical	3,240,380	5,336,787
Other semiconductor products	4,837,497	6,381,039
Equipment, tools and others:
Equipment	4,531,976	5,501,886
Tools and others	5,508,694	5,808,404
Total sales of electronic components products	86,329,512	118,348,676
Service commission fees	1,391,041	1,858,830
Total revenue	$87,720,553	$120,207,506

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

The Company purchases electronic component products from third-party suppliers and then sells to customers. The Company’s products have similar economic characteristics with respect to vendors, marketing and promotions, customers and methods of distribution. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company, and concludes that the Company has only one reporting segment.

Shipping and handling costs

Shipping and handling costs are expensed as incurred. Inbound shipping and handling cost associated with bringing the purchased electronic component products from suppliers to the Company’s warehouse are included in cost of revenue. Outbound shipping and handling costs associated with shipping and delivery the products to customers are included in selling expenses. For the six months ended December 31, 2023 and 2022, shipping and handling costs included in cost of revenue amounted to $249,883 and $250,996 and shipping and handling costs included in selling expenses amounted to $201,503 and $218,586, respectively.

Research and development

The Company’s research and development activities primarily relate to development and implementation of its e-commerce platform and software. Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Company’s e-commerce platform. Capitalized software development costs amounted to $61,217 and $25,985 for the six months ended December 31, 2023 and 2022, respectively. Research and development expenses included in general and administrative expenses amounted to $196,919 and $250,454 for the six months ended December 31, 2023 and 2022 respectively, primarily comprising employee costs, and amortization and depreciation to intangible assets and property and equipment used in the research and development activities.

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the six months ended December 31, 2023 and 2022. The Company does not believe that there was any uncertain tax provision at December 31, 2023 and June 30, 2023. The Company’s subsidiaries in Hong Kong are subject to the profit taxes in Hong Kong. The Company’s subsidiaries in China are subject to the income tax laws of the PRC. For the six months ended December 31, 2023 and 2022, the Company generated income before taxes of $245,489 and $660,138 through its Hong Kong subsidiaries.

As of December 31, 2023, all of the tax returns of the Company’s subsidiaries remain available for statutory examination by Hong Kong and PRC tax authorities.

Value added tax (“VAT”)

The Company is a general taxpayer and is subject to applicable VAT tax rate of 6% or 16%, and starting from April 1, 2019, the Company is subject to applicable VAT tax rate of 6% or 13%. VAT is reported as a deduction to revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT tax paid to suppliers against their output VAT liabilities.

Debt issuance costs

Debt issuance costs related to a recognized debt liability are presented in the consolidated balance sheet as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts. Amortization of debt origination costs is calculated using the effective interest method and is included as a component of interest expense.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table sets forth the computation of basic and diluted earnings per share for the six months ended December 31, 2023 and 2022:

	For the six months ended December 31,
	2023 (Unaudited)	2022 (Unaudited)
Numerator:
Net (loss)/income attributable to ordinary shareholders	$(721,745)	$926,717

Denominator:
Weighted-average number of ordinary shares outstanding – basic	10,362,861	8,826,374
Outstanding options	742,762	751,012
Potentially dilutive shares from outstanding options	731,368	720,972
Weighted-average number of ordinary shares outstanding – diluted	11,094,229	9,547,346
(Loss)/Earnings per share – basic	$(0.07)	$0.10
(Loss)/Earnings per share – diluted	$(0.07)	$0.10

Employee benefit plan

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying consolidated statements of (loss)/income and comprehensive income/(loss) amounted to $83,905 and $86,950 for the six months ended December 31, 2023 and 2022, respectively.

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income. The foreign currency translation gain or loss resulting from translation of the consolidated financial statements expressed in RMB to US$ is reported in other comprehensive income in the consolidated statements of (loss)/comprehensive income/(loss).

Statement of cash flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies using the average exchange rate in the period. As a result, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Government subsidies

Government subsidies are provided by the relevant PRC municipal government authorities to subsidize the cost of certain research and development projects. The Company recognizes government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as other operating income totaled $11,409 and $31,826 for the six months ended December 31, 2023 and 2022, respectively.

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Share-based compensation

The Company grants stock options to eligible employees for services and accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation. Share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses using the straight-line method over the vesting period.

The fair value of share options was determined using the binomial option valuation model, which requires the input of highly subjective assumptions, including the expected volatility, the exercise multiple, the risk-free rate and the dividend yield. For expected volatility, the Company has made reference to historical volatility of several comparable companies in the same industry. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested share options. The risk-free rate for periods within the contractual life of the share options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The dividend yield is based on the expected dividend policy over the contractual life of the share options.

Related parties and transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Transactions between related parties commonly occurring in the normal course of business are considered to be related party transactions. Transactions between related parties are also considered to be related party transactions even though they may not be given accounting recognition. While ASC does not provide accounting or measurement guidance for such transactions, it nonetheless requires their disclosure.

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting pronouncements not yet adopted

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on our consolidated financial statements.

In March 2022, the FASB issued ASU No. 2022-02, Financial Instruments — Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures, which eliminates the troubled debt restructurings (TDRs) accounting model for creditors that have already adopted Topic 326, which is commonly referred to as the current expected credit loss (CECL) model. For entities that have adopted Topic 326, the amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The FASB’s decision to eliminate the TDR accounting model is in response to feedback that the allowance under CECL already incorporates credit losses from loans modified as TDRs and, consequently, the related accounting and disclosures — which preparers often find onerous to apply — no longer provide the same level of benefit to users. The Company is currently evaluating the impact of the new guidance on our consolidated financial statements.

In June 2022, the FASB issued ASU No. 2022-03, Fair Value Measurement (Topic 820) — Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which stipulates that a contractual restriction on the sale of an equity security should not be considered part of the equity security’s unit of account and, therefore, should not be considered in measuring its fair value. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company is currently evaluating the impact of the new guidance on our consolidated financial statements.

NOTE 3 — ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	December 31, 2023 (Unaudited)	June 30, 2023
Accounts receivable	$53,122,829	$76,690,246
Less: allowance for doubtful accounts	—	—
Accounts receivable	$53,122,829	$76,690,246

The Company’s accounts receivable (“AR”) primarily includes balance due from customers when the Company’s products are sold and delivered to customers.

All of the June 30, 2023 accounts receivable balance has been collected. Approximately 91.9% of the December 31, 2023 accounts receivable balance has been collected as of the date the Company’s unaudited interim consolidated financial statements for the six months ended December 31, 2023 were issued. The following table summarizes the Company’s outstanding accounts receivable and subsequent collection by aging bucket:

	Balance as of December 31, 2023 (Unaudited)	Subsequent collection	% of collection
AR aged less than 6 months	$53,122,829	48,836,805	91.9%
Accounts Receivable	$53,122,829	48,836,805	91.9%

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE (cont.)

	Balance as of June 30, 2023	Subsequent collection	% of collection
AR aged less than 6 months	$76,401,424	$76,401,424	100.0%
AR aged from 7 to 12 months	288,822	288,822	100.0%
Accounts Receivable	$76,690,246	$76,690,246	100.0%

Allowance for doubtful accounts movement is as follows:

	December 31, 2023 (Unaudited)	June 30, 2023
Beginning balance	$—	$99,003
Reversal	—	(99,003)
Foreign currency translation adjustments	—	—
Ending balance	$—	$—

NOTE 4 — INVENTORIES, NET

Inventories, net, consist of the following:

	December 31, 2023 (Unaudited)	June 30, 2023
Semiconductors	$434,224	$764,592
Equipment, tools and others	20,775	71,117
Inventory valuation allowance	-	(1,851)
Total inventory, net	$454,999	$833,858

NOTE 5 — ADVANCES TO SUPPLIERS

Advances to suppliers, net, consist of the following:

	December 31, 2023 (Unaudited)	June 30, 2023
Advances to suppliers	$1,888,475	$1,608,941

Advances to suppliers represents balance paid to various suppliers for purchase of electronic components that have not been delivered. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2023 and June 30, 2023, there was no allowance recorded as the Company considers all of the advances to suppliers balance fully realizable. The June 30, 2023 advance to supplier balance was fully realized by December 31, 2023. Approximately 87.0% or $1.6 million of the December 31, 2023 advance to suppliers balance has been realized as of the date the Company’s unaudited consolidated financial statements for six months ended December 31, 2023 were issued.

NOTE 6 — SHORT-TERM INVSTMENT

The Company’s short-term investments consist of wealth management financial products purchased from PRC banks with maturities ranging from one month to twelve months. The banks invest the Company’s fund in certain financial instruments including money market funds, bonds or mutual funds, with rates of return on these investments ranging from 1.5% to 2.5% per annum.

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — SHORT-TERM INVSTMENT (cont.)

Short-term investment consisted of the following:

	December 31, 2023 (Unaudited)	June 30, 2023
Beginning balance	$—	$1,490
Add: purchase additional wealth management financial products	1,129,600	4,125,704
Less: proceeds received upon maturity of short-term investment	(1,129,600)	(4,127,088)
Foreign currency translation adjustments	—	(106)
Ending balance of short-term investment	$—	$—

Interest income generated from short-term investment amounted to $59,174 and $6,913 for the six months ended December 31, 2023 and 2022, respectively.

NOTE 7 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2023 (Unaudited)	June 30, 2023
Other receivables, net(1)	$1,078,147	$1,286,920
Deferred public offering costs(2)	312,527	—
Prepaid expenses(3)	68,431	54,281
Prepaid expenses and other current assets	$1,459,105	$1,341,201

(1)	Other receivable primarily includes prepaid VAT input tax in connection with the Company’s purchase of electronic component products from third-party suppliers when VAT invoices have not been received as of the balance sheet date. Other receivable also includes, advances to employees for business development and security deposits for operating leases. As of December 31, 2023, the balance of other receivable mainly consists of $714,606 of prepaid VAT input tax, $337,057 of security deposits and others. All the June 30, 2023 other receivable balance and approximately 81.9% of the December 31, 2023 other receivable balance has been collected or settled.
(2)	Deferred public offering costs of 312,527and nil was included in “prepaid expenses and other current assets” as of December 31, 2023 and June 30, 2023, respectively.
(3)	Prepaid expenses include mainly prepayment for rental expense and equipment maintenance, etc.

NOTE 8 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	December 31, 2023 (Unaudited)	June 30, 2023
Office equipment and furniture	$160,081	$151,007
Automobiles	71,152	69,782
Leasehold improvement	179,348	403,778
Subtotal	410,581	624,567
Less: accumulated depreciation	(250,648)	(498,535)
Property and equipment, net	$159,933	$126,032

Depreciation expense was $37,614 and $29,596 for the six months ended December 31, 2023 and 2022, respectively.

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — INTANGIBLE ASSETS, NET

Intangible assets, net, mainly consist of the following:

	December 31, 2023 (Unaudited)	June 30, 2023
Capitalized internal-use software development costs	$985,490	$905,431
Less: accumulated amortization	(714,172)	(616,995)
Intangible assets, net	$271,318	$288,436

Amortization expense was $83,974 and $59,532 for the six months ended December 31, 2023 and 2022, respectively. Estimated future amortization expense for intangible assets is as follows:

Twelve months ending December 31	Amortization expense
2024	$128,006
2025	87,930
2026	32,017
2027	15,997
2028	6,242
Thereafter	1,126
$271,318

NOTE 10 — LEASES

The Company’s PRC subsidiaries and VIE entered into operating lease agreements with landlords to lease warehouse and office space. As of June 30, 2023, the remaining lease term was 1.9 years. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental discount rate based on the interest rate for three-year government bond as published by China’s central bank in order to discount lease payments to present value. The discount rate of the Company’s operating leases was 3.35%. For the six months ended December 31, 2023 and 2022, there was no variable lease cost. For the six months ended December 31, 2023 and 2022, total operating lease expense amounted to $2,994 and $218,399, respectively, and amortization of the operating lease right-of-use assets amounted to $297,672 and 118,026, respectively. For the six months ended December 31, 2023, the interest on lease liabilities amounted to $14,466.

Supplemental balance sheet information related to operating leases was as follows:

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	December 31, 2023 (Unaudited)	June 30, 2023
Operating lease right-of-use assets	$1,394,748	1,274,479
Operating lease right-of-use assets – accumulated amortization	(714,632)	(411,627)
Operating lease right-of-use assets – net	$680,116	862,852

Lease liabilities, current	619,150	524,698
Lease liabilities, non-current	93,813	375,056
Total Lease liabilities,	$712,963	899,754

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — LEASES (cont.)

As of December 31, 2023, maturities of lease liabilities were as follows:

Twelve months ending December 31,	December 31, 2023
2024	636,767
2025	91,265
Total future minimum lease payments	728,032
Less: Imputed interest	(15,069)
Total	$712,963

NOTE 11 — DEBT

The Company borrowed from PRC banks, other financial institutions and third parties as working capital funds. As of December 31, 2023 and June 30, 2023, the Company’s debt consisted of the following:

(a) Short-term loans:

		December 31 2023 (Unaudited)	June 30, 2023
Shanghai Pudong Development Bank	(1)	$4,236,000	$4,152,000
Agricultural Bank of China	(2)	2,894,600	2,750,000
Industrial and Commercial Bank of China	(3)	2,400,400	2,400,000
Bank Of China	(4)	4,517,719	4,732,116
Construction Bank of China	(5)	307,213	-
Less: Debt issuance cost	(6)	(20,594)	(11,593)
Total short-term loans, net		$14,335,338	$14,022,523

(1)	On March 30, 2023, the Company borrowed RMB16.1 million (approximately USD$2.3million) short-term loan from Shanghai Pudong Development Bank (“SPD”) as working capital for six months, with loan maturity date on September 26, 2023 and effective interest rate of 4.64% per annum. The loan borrowed was guaranteed by the Company’s certain shareholders. The loan was fully repaid upon maturity.

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — DEBT (cont.)

On April 25, 2023, the Company borrowed RMB13.9 million (approximately USD$2.0 million) short-term loan from SPD bank as working capital for six months, with loan maturity date on October 20, 2023 and effective interest rate of 2.85% per annum. The loan borrowed was guaranteed by the Company’s certain shareholders. The loan was fully repaid upon maturity.

On October 24, 2023, the Company borrowed RMB16.0 million (approximately USD$2.3million) short-term loan from SPD bank as working capital for six months, with loan maturity date on April 19, 2024 and effective interest rate of 2.74% per annum. The loan borrowed was guaranteed by the Company’s certain shareholders. The loan was fully repaid upon maturity.

On October 27, 2023, the Company borrowed RMB14.0 million (approximately USD$2.0million) short-term loan from SPD bank as working capital for six months, with loan maturity date on April 24, 2024 and effective interest rate of 2.61% per annum. The loan borrowed was guaranteed by the Company’s certain shareholders. The loan was fully repaid upon maturity.

For the above-mentioned loans from SPD bank, certain shareholders of the Company provided joint guarantees to these loans by pledging their personal properties as collaterals.

(2) On February 22, 2023, the Company borrowed $2.75 million on short-term loan from Agricultural Bank of China (“ABC bank”) as working capital for six months, with loan maturity date on August 18, 2023 and effective interest rate of 5.69% per annum. The loan was fully repaid upon maturity.

On August 25, 2023, the Company borrowed RMB20.5 million (approximately USD$2.9 million) on short-term loan from ABC bank as working capital for six months, with loan maturity date on February 18, 2024 and effective interest rate of 3.80% per annum. The loan was fully repaid upon maturity.

For the above-mentioned loans from ABC bank, certain shareholders of the Company provided joint guarantees to these loans by pledging their personal properties as collaterals.

(3)  On May 11, 2023, the Company borrowed $1.3 million short-term loan from Industrial and Commercial Bank of China (“ICBC”) as working capital for three months, with loan maturity date on August 8, 2023 and effective interest rate of 5.56% per annum. The loan borrowed from ICBC Bank was guaranteed by the Company’s certain shareholders. The loan was fully repaid upon maturity.

On June 9, 2023, the Company borrowed $1.1 million short-term loan from ICBC as working capital for three months, with loan maturity date on September 5, 2023 and effective interest rate of 5.52% per annum. The loan borrowed from ICBC Bank was guaranteed by the Company’s certain shareholders. The loan was fully repaid upon maturity.

On August 10, 2023, the Company borrowed $1.3 million short-term loan from ICBC as working capital for three months, with loan maturity date on November 7, 2023 and effective interest rate of 5.90% per annum. The loan borrowed from ICBC Bank was guaranteed by the Company’s certain shareholders. The loan was fully repaid upon maturity.

On September 7, 2023, the Company borrowed $1.1 million short-term loan from ICBC as working capital for three months, with loan maturity date on December 5, 2023 and effective interest rate of 5.99% per annum. The loan borrowed from ICBC Bank was guaranteed by the Company’s certain shareholders. The loan was fully repaid upon maturity.

On November 9, 2023, the Company borrowed RMB9.0 million (approximately USD$1.3 million) short-term loan from ICBC as working capital for three months, with loan maturity date on February 7, 2024 and effective interest rate of 4.5% per annum. The loan borrowed from ICBC Bank was guaranteed by the Company’s certain shareholders. The loan was fully repaid on January 25, 2024.

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — DEBT (cont.)

On December 11, the Company borrowed RMB8.0 million (approximately USD$1.1 million) short-term loan from ICBC as working capital for three months, with loan maturity date on March 8, 2024 and effective interest rate of 4.50% per annum. The loan borrowed from ICBC Bank was guaranteed by the Company’s certain shareholders. The loan was fully repaid upon maturity.

For the above-mentioned loans from ICBC bank, certain shareholders of the Company provided joint guarantees to these loans by pledging their personal properties as collaterals.

(4) On September 27, 2022, the Company borrowed GBP£0.92 million (approximately $1.2 million) short-term loan from Bank of China as working capital for twelve months, with loan maturity date on September 27, 2023 and effective interest rate of 4.51% per annum. The loan was pledged by a term deposit of JPY ¥144.7 million (approximately $1.06 million). The loan was fully repaid upon maturity.

On November 21, 2022, the Company borrowed EUR€0.97 million (approximately $1.0 million) short-term loan from Bank of China as working capital for twelve months, with loan maturity date on November 21, 2023 and effective interest rate of 2.58% per annum. The loan was pledged by a term deposit of GBP£0.84 million (approximately $1.03 million). The loan was fully repaid upon maturity.

On March 28, 2023, the Company borrowed HKD 11.8 million (approximately $1.5 million) short-term loan from Bank of China as working capital for twelve months, with loan maturity date on March 27, 2024 and effective interest rate of 3.02% per annum. The loan was pledged by a term deposit of JPY 196.8 million (approximately $1.48 million). The loan was fully repaid upon maturity.

On June 28, 2023, the Company borrowed GBP£0.8 million (approximately $1.0 million) short-term loan from Bank of China as working capital for twelve months, with loan maturity date on June 27, 2024 and effective interest rate of 6.02% per annum. The loan was pledged by a term deposit of JPY 144.0 million (approximately $1.0 million).

On August 29, 2023, the Company borrowed HKD 7.9 million (approximately $1.0million) short-term loan from Bank of China as working capital for twelve months, with loan maturity date on August 28, 2024 and effective interest rate of 3.73% per annum. The loan was pledged by a term deposit of JPY 146.6 million (approximately $1.0 million).

On November 21, 2023, the Company borrowed HKD 7.8 million (approximately $1.0million) short-term loan from Bank of China as working capital for twelve months, with loan maturity date on November 20, 2024 and effective interest rate of 5.24% per annum. The loan was pledged by a term deposit of JPY 148.4 million (approximately $1.0 million).

(5) On July 20, 2023, the Company borrowed RMB2.2 million (approximately $0.3 million) short-term loan from Construction Bank of China as working capital for nine months, with loan maturity date on March 13, 2024 and effective interest rate of 3.85% per annum. The loan was fully repaid upon maturity.

(6) In order to obtain the above-mentioned loans from PRC banks, as of December 31. 2023 and June 30 2023, the Company incurred total of $385,490 and $292,998 loan origination fees to be paid to above mentioned related parties for providing loan guarantees and pledging their personal assets as collaterals to safeguard the loans. The loan origination fees were recorded as deferred financing cost against the loan balances. For the six months ended December 31, 2023 and 2022, $92,491 and $110,219 deferred financing cost was amortized, respectively.

For the above-mentioned short-term loans from PRC banks and financial institutions, interest expense amounted to $321,697 and $215,589 for the six months ended December 31, 2023 and 2022, respectively.

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — DEBT (cont.)

(b) Short-term borrowings- third-party loans

From June to December 2023, the Company borrowed loans from an unrelated company as working capital, with loan maturity date ranging from August 2023 to December 2023, and effective interest rate of 3.6% per annum. As of December 31, 2023, the outstanding balance was $0.

Total interest expense on these third-party loans amounted to $1,611 and $6,092 for the six months ended December 31, 2023 and 2022, respectively.

(C) Notes Payable

The Company has various credit facilities with PRC banks that provide for working capital in the form of notes payable. On November 21, 2023, the Company obtained another line of credit from Huaxia Bank of RMB 11 million (equivalent to $1,553,200) as working capital in the form of banker’s acceptance note. This note was interest free and with a maturity date on June 12, 2024. The Company pledged restricted cash of $0.16 million as collateral to secure this note. The notes payable was fully repaid on May 20 2024.

NOTE 12 — ACCOUNTS PAYABLE

The Company’s accounts payable (“AP”) primarily include balance due to suppliers for purchase of electronic components products. The June 30, 2023 accounts payable balance has been fully settled. Approximately 97.6.0% of the accounts payable balance as of December 31, 2023 has been settled as of the date the Company’s unaudited interim financial statements for the six months ended December 31, 2023 were issued.

The following table summarizes the Company’s outstanding accounts payable and subsequent settlement by aging bucket:

	Balance as of December 31, 2023 (Unaudited)	Subsequent settlement	% of collection
Accounts payable aged less than 6 months	$23,815,014	$23,241,671	97.6%
Accounts payable aged from 7 to 12 months	361	361	100.0%
Total accounts payable	$23,815,375	$23,242,032	97.6%

	Balance as of June 30, 2023	Subsequent settlement	% of collection
Accounts payable aged less than 6 months	$50,049,021	$50,049,021	100.0%
Accounts payable aged from 7 to 12 months	1,078,127	1,078,127	100.0%
Total accounts payable	$51,127,328	$51,127,328	100.0%

NOTE 13 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

ICZOOM HK, Ehub, Hjet HK and Components Zone HK are incorporated in Hong Kong and are subject to profit taxes at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on or after April 1, 2018, the two-tiered profits tax rates regime took effect, under which the profits tax rate is 8.25% on assessable profits of the first HK$2 million and 16.5% on any assessable profits in excess of HK$2 million. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. As a result, Ehub is nominated by the Company and is subject to tax rate of 8.25% on the first HK$2 million of assessable profits and a tax rate of 16.5% on the remaining profits and ICZOOM HK, Hjet HK and Components Zone HK are subject to Hong Kong profit taxes at a rate of 16.5% for the years ended December 31, 2023 and 2022, respectively.

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — TAXES (cont.)

PRC

ICZOOM WFOE, Hjet Shuntong, ICZOOM Shenzhen and Hjet Supply Chain,are incorporated in the PRC, and are subject to the PRC Enterprise Income Tax Laws (“EIT Laws”) and are taxed at the statutory income tax rate of 25%.

EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. ICZOOM Shenzhen, one of the Company’s ICZOOM Operating Entities in the PRC, was approved as HNTEs and is entitled to a reduced income tax rate of 15% beginning December 2023, which is valid for three years.

(i) The components of the income tax provision from Cayman Islands, Hong Kong, and China are as follows:

	For the Six Months Ended December 31,
	2023 (Unaudited)	2022 (Unaudited)
Current tax provision
Cayman Islands	$—	$—
Hong Kong	20,075	110,678
China	337	—
	20,412	110,678
Deferred tax provision (benefit)
Cayman Islands	—	—
Hong Kong	305	—
China	(345,694)	(109,626)
	(345,389)	(109,626)
Income tax benefit/(expense)	$(324,977)	$1,052

Reconciliation of the differences between the income tax provision computed based on PRC statutory income tax rate and the Company’s actual income tax provision for the six months ended December 31, 2023 and 2022, respectively are as follows:

	For the Six Months Ended December 31,
	2023 (Unaudited)	2022 (Unaudited)
Income tax expense computed based on PRC statutory rate	$(261,681)	$231,942
Effect of rate differential for Hong Kong entities	(43,935)	(109,770)
Non-deductible expenses:
Stock-based compensation*	-	14,649
Meals and entertainment	-	1,022
Change in valuation allowance	(19,361)	(136,791)
Actual income tax benefit/(expense)	$(324,977)	$1,052

*	The Company’s stock-based compensation expenses were recorded under the Cayman parent company level. Pursuant to the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. As a result, stock-based compensation expenses are non-deductible expenses for income tax purposes.

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — TAXES (cont.)

Deferred tax assets

The Company’s deferred tax assets are comprised of the following:

	December 31, 2023 (Unaudited)	June 30, 2023
Deferred tax assets derived from net operating loss (“NOL”) carry forwards	$741,077	$406,760
Allowance for doubtful accounts	—	—
Allowance of Inventory	—	305
Less: valuation allowance	(392,420)	(406,760)
Deferred tax assets	$348,657	$305

Movement of valuation allowance:

	December 31, 2023 (Unaudited)	June 30, 2023
Balance at beginning of the period	$576,432	$726,607
Current period addition/(reversal)	(184,012)	8,446
Effect due to the termination of VIE	—	(158,621)
Balance at end of the period	$392,420	$576,432

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company has four subsidiaries in HK, including ICZOOM HK, Components Zone HK, Hjet HK and Ehub, among which Components Zone HK were reported recurring operating losses since 2015 to June 2023. In addition, the Company also has five subsidiaries in the PRC, among which, ICZOOM Shenzhen were also reported recurring operating losses since 2015 to June 2023.

Management concluded that the chances for the above-mentioned HK and PRC subsidiaries to be profitable in the foreseeable near future and to utilize their net operating loss carry forwards were uncertainty. Accordingly, the Company provided valuation allowance of $392,420and $576,432 for the deferred tax assets of these subsidiaries for the six months ended December 31, 2023 and 2022 respectively.

(b) Taxes payable

Taxes payable consist of the following:

	December 31 2023 (Unaudited)	June 30, 2023
Income tax payable	$2,326,711	$2,363,980
Value added tax payable	954,379	568,157
Total taxes payable	$3,281,090	$2,932,137

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — RELATED PARTY TRANSACTIONS

a. Due to related parties

Due to related parties consists of the following:

Name	Related party relationship	December 31, 2023 (Unaudited)	June 30, 2023
Mrs. Duanrong Liu	Shareholder, Director and Chief Operating Officer	$3,180,635	$1,451,842
Mr. Lei Xia	Shareholder, Chairman and Chief Executive Officer	47,786	21,943
Other shareholders	Shareholders of the Company	52,101	34,981
Total due to related parties		$3,280,522	$1,508,766

As of December 31, 2023 and June 30, 2023, the balance due to related parties was loan advance from the Company’s shareholders and was used as working capital during the Company’s normal course of business. Such advance was non-interest bearing and due on demand.

b. Loan guarantee provided by related parties

In connection with the Company’s short-term borrowings from the PRC banks, the Company’s controlling shareholder and Chief Executive Officer and several other shareholders jointly signed guarantee agreements by pledging their personal properties with the banks to secure the bank loans. The Company also incurred loan origination fees of $385,490 and $292,998 as of December 31 and June 30, 2023, respectively, to be paid to these related parties for providing such loan guarantees (see Note 11).

NOTE 15 — CONCENTRATIONS

A majority of the Company’s revenue and expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance. For the six months ended December 31, 2023 and 2022, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues excluding the intercompany transaction were derived from its subsidiaries located in the PRC.

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — CONCENTRATIONS (cont.)

As of December 31, 2023 and June 30, 2023, $6,349,248 and $5,713,265 of the Company’s cash and restricted cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. As of December 31, 2023 and June 30, 2023, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues excluding the intercompany transaction were derived from its subsidiaries and the VIE located in the PRC.

For the six months ended December 31, 2023 and 2022, no single customer accounted for more than 10% of the Company’s total revenue. The Company’s top 10 customers aggregately accounted for 26.4% and 28.0% of the total revenue for the six months ended December 31, 2023 and 2022, respectively.

As of December 31, 2023 and June 30, 2023, no customer accounted for more than 10% of the total accounts receivable balance.

As of December 31, 2023 and June 30, 2023, no supplier accounted for more than 10% of the total advance to suppliers balance.

As of December 31, 2023 and June 30, 2023, no single supplier accounted for more than 10% of the total accounts payable balance.

For the six months ended December 31, 2023 and 2022, no single supplier accounted for more than 10% of the Company’s total purchases.

NOTE 16 — SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was incorporated under the laws of the Cayman Islands on June 23, 2015. The original authorized number of ordinary shares was 100 million shares with par value of US$0.02 per share (including 60,000,000 shares of Class A shares and 40,000,000 shares of Class B shares). Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A ordinary share will be entitled to one vote and each Class B ordinary share will be entitled to ten votes. The Class A ordinary shares are not convertible into shares of any other class. The Class B ordinary shares are convertible into Class A ordinary shares at any time after issuance at the option of the holder on a one to one basis.

On October 26, 2020, the Company amended its Memorandum of Association to reverse split the authorized number of shares at a ratio of 1-for-4 share to 25 million shares with par value of US$0.08 per share, and reverse split the issued shares from 70,610,963 shares at par value of US$0.02 per share to 17,652,743 ordinary shares with par value of $0.08 per share. The reverse split is considered part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented.

As a result of this revere split, the authorized number of Class A ordinary shares have been changed from 60,000,000 shares to 15,000,000 shares, and authorized number of Class B ordinary shares have been changed from 40,000,000 shares to 10,000,000 shares.

On August 25, 2021, the Company amended its Memorandum of Association to increase the authorized shares of Class A ordinary shares from 15,000,000 shares to 60,000,000 shares with par value of $0.08 per share. As a result of this amendment, the total authorized ordinary shares has been changed from 25,000,000 shares (including 15,000,000 Class A ordinary shares and 10,000,000 Class B ordinary shares) to 70,000,000 shares (including 60,000,000 Class A ordinary shares and 10,000,000 Class B ordinary shares).

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — SHAREHOLDERS’ EQUITY (cont.)

On August 8, 2022, the Company amended its Memorandum of Association to reverse split the authorized number of shares at a ratio of 1-for-2 share to 35 million shares with par value of US$0.16 per share, and reverse split the issued shares from 17,652,743 shares at par value of US$0.08 per share to 8,826,374 ordinary shares with par value of $0.16 per share. The reverse split is considered part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented (see Note1).

As a result of this revere split, the authorized number of Class A ordinary shares have been changed from 60,000,000 shares to 30,000,000 shares, and authorized number of Class B ordinary shares have been changed from 10,000,000 shares to 5,000,000 shares. As of June 30, 2022, the Company had 8,826,374 ordinary shares issued and outstanding (including 4,996,874 shares of Class A ordinary shares and 3,829,500 shares of Class B ordinary shares).

On March 17, 2023, the Company completed the initial public offering and issued 1,500,000 Class A ordinary shares. As of June 30, 2023, the Company had 10,326,374 ordinary shares issued and outstanding (including 6,496,874 shares of Class A ordinary shares and 3,829,500 shares of Class B ordinary shares).

Statutory reserve and restricted net assets

Relevant PRC laws and regulations restrict the Company’s PRC subsidiaries and the VIE from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company without the consent of a third party.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S GAAP differ from those in the statutory financial statements of the WFOE and its subsidiaries and VIE. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

In light of the foregoing restrictions, the Company’s PRC subsidiaries and the VIE and are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulations in the PRC may further restrict the WFOE, the VIE and the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances.

As of December 31, 2023 and June 30, 2023, the restricted amounts as determined pursuant to PRC statutory laws totaled $624,097 and $624,097, respectively. As of December 31, 2023 and June 30, 2023, the Company’s total restricted net assets amounted to $21,078,869 and $21,071,864, respectively.

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — SHARE-BASED COMPENSATION

On October 5, 2015, the Company’s Board of Directors approved the 2015 Equity Incentive Plan (the “Plan”) for the purpose of providing incentive and rewards to employees and executives. According to the Plan, 50,000,000 of the Company’s Class A ordinary shares was reserved for issuance to qualified employees, directors and officers. Given the reverse split on November 13, 2020 and August 8, 2022 (see Note 16), number of ordinary shares reserved for issuance changed to 6,250,000 shares.

Under the Plan, the following stock-based compensations have been granted to the Company’s employees, directors and officers (number of option shares and exercise price reflected the effect of the1-for-4 share reverse split on November 13, 2020 and the effect of the1-for-2 share reverse split on August 8, 2022):

(1)	On October 5, 2015, options to purchase 795,644 shares of the Company’s Class A ordinary shares have been granted at an exercise price of $0.16 per share. These share options will vest equally over a service period of four years and expire on October 5, 2023.

(2)	On December 26, 2016, options to purchase 64,250 shares of the Company’s Class A ordinary shares has been granted at an exercise price of $0.16 per share. These share options will vest equally over a service period of four years and expire on December 26, 2024.

(3)	On December 22, 2017, options to purchase 213,125 of the Company’s Class A ordinary shares have been granted at an exercise price of $0.16. These option shares will vest equally over a service period of four years, and expire on December 22, 2025.

(4)	On December 21, 2018, options to purchase 44,250 of the Company’s Class A ordinary shares have been granted at an exercise price of $0.16 per share. These option shares will vest equally over a service period of four years, and expire on December 21, 2026.

(5)	On January 15, 2020, options to purchase 33,788 shares of the Company’s Class A ordinary shares have been granted at an exercise price of $2.40 per share. These option shares vest equally over a service period of four years, and expire on January 15, 2028.

The following table summarizes the Company’s stock option activities:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual term	Fair Value
Outstanding, June 30, 2022	751,012	0.16	1.05	$878,845
Exercisable, June 30, 2022	749,440	0.17	1.04	$869,478
Granted	—	—	—	—
Forfeited	—	—	—	—
Exercised	—	—	—	—
Outstanding, December 31, 2022(Unaudited)	751,012	0.16	0.55	$878,845
Exercisable, December 31, 2022(Unaudited)	750,226	0.18	0.54	$874,162

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual term	Fair Value
Outstanding, June 30, 2023	742,762	0.18	0.05	$829,686
Exercisable, June 30, 2023	742,762	0.18	0.05	$829,686
Granted	—	—	—	—
Forfeited	—	—	—	—
Exercised	—	—	—	—
Outstanding, December 31, 2023(Unaudited)	742,762	0.18	0.05	$829,686
Exercisable, December 31, 2023(Unaudited)	742,762	0.18	0.05	$829,686

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — SHARE-BASED COMPENSATION (cont.)

The fair value of share options was determined using the binomial option valuation model. The binomial model requires the input of highly subjective assumptions, including the expected share price volatility and the suboptimal early exercise factor. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The suboptimal early exercise factor was estimated based on the Company’s expectation of exercise behavior of the grantees. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

There were no options granted under the Plan for the six months ended December 31, 2023.

On March 19, 2021, pursuant to the Plan, the Company’s Board of Directors approved to grant 68 employees the options to purchase 579,100 shares of the Company’s ordinary shares at an exercise price of $2.40 per share. These option shares will vest equally over a service period of four years, and expire on March 19, 2029. However, on June 10, 2021, the Company Board of Directors approved to delay the issuance of the abovementioned share options to these employees.

The total fair value of share options vested during the six months ended December 31, 2023 and 2022 was nil and $4,683, respectively. The Company recorded share-based compensation expense of nil and $58,598 for the six months ended December 31, 2023 and 2022, respectively.

As of December 31, 2023 and June 30, 2023, there were nil and nil of unrecognized share-based compensation expenses related to share options granted by the Company, which were expected to be recognized over a weighted-average vesting period of 0 and 0 years, respectively.

NOTE 18 — COMMITMENTS AND CONTINGENCIES

Operating lease commitment

The operating lease commitments presented above mainly consist of the short-term lease commitments and leases that have not yet commenced but that create significant rights and obligations for the Company, which are not included in operating lease right-of — use assets and lease liabilities. For the six months ended December 31, 2023 and 2022, total operating lease expense amounted to $2,994 and $218,399, respectively. As of December 31, 2023, future minimum lease payments under non-cancelable operating lease agreement are as follows:

Twelve Months ended December 31,	Lease expense
2024	$143,039
2025	23,869
Total	166,908

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate to have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 — SUBSEQUENT EVENTS

From January 2024 to May 2024, the Company repaid an aggregate of $11.3million outstanding short-term bank loans to various financial institutions upon maturity (see Note 11).

From January 2024 to May 2024 the Company borrowed additional $12.4 million loans from various PRC banks, including the following:

(1)	On January 29, 2024, the Company borrowed RMB9.0 million (approximately $1.3 million ) short-term loan from ICBC as working capital for three months, with loan maturity date on April 26, 2024 and effective interest rate of 4.50% per annum. The loan borrowed from ICBC Bank was guaranteed by the Company’s certain shareholders. The loan was fully repaid upon maturity.

(2)	On February 21, 2024, the Company borrowed RMB20.5 million (approximately $2.9 million) short-term loan from ABC as working capital for six months, with loan maturity date on August 18, 2024 and effective interest rate of 3.8% per annum.

(3)	On February 18, 2024, the Company borrowed RMB2.0 million (approximately $0.3 million) short-term loans from Webank as working capital for two years, with loan maturity date on February 17, 2026 and effective interest rate of 6.84% per annum. The loan was fully repaid on 18 May 2024.

(4)	On January 23, 2024, the Company borrowed HKD7.8 million (approximately $1.0million) short-term loan from Bank of China as working capital for twelve months, with loan maturity date on January 22, 2025 and effective interest rate of 4.7% per annum. The loan was pledged by a term deposit of GBP 0.8 million (approximately $1.0 million).

(5)	On March 22, 2024, the Company borrowed RMB8.0 million (approximately $1.1 million) short-term loan from ICBC as working capital for three months, with loan maturity date on June 7, 2024 and effective interest rate of 4.50% per annum. The loan borrowed from ICBC Bank was guaranteed by the Company’s certain shareholders. The loan was fully repaid on 30 May 2024.

(6)	On April 8, 2024, the Company borrowed RMB1.0 million (approximately $0.1 million) short-term loans from Webank as working capital for two years, with loan maturity date on April 17, 2026 and effective interest rate of 7.2% per annum.

(7)	On April 23, 2024, the Company borrowed RMB16.0 million (approximately USD$2.2 million) short-term loan from SPD bank as working capital for six months, with loan maturity date on October 18, 2024 and effective interest rate of 2.06% per annum. The loan borrowed was guaranteed by the Company’s certain shareholders.

(8)	On April 26, 2024, the Company borrowed RMB14.0 million (approximately USD$2.0 million) short-term loan from SPD bank as working capital for six months, with loan maturity date on October 23, 2024 and effective interest rate of 2.05% per annum. The loan borrowed was guaranteed by the Company’s certain shareholders.

(9)	On May 13, 2024, the Company borrowed RMB9.0 million (approximately $1.3 million) short-term loan from ICBC as working capital for three months, with loan maturity date on August 8, 2024 and effective interest rate of 4.50% per annum. The loan borrowed from ICBC Bank was guaranteed by the Company’s certain shareholders. The loan was fully repaid on 30 May 2024.

As a result of the above repayment and new borrowings, the Company had outstanding short-term bank loan balances of $11.3 million as of the date the Unaudited Company’s consolidated financial statements are released.

The Company evaluated the subsequent event through the date of the consolidated financial statements are available to release and through the date of this prospectus, and concluded that there are no additional reportable subsequent events except those disclosed.

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — FINANCIAL INFORMATION OF THE PARENT COMPANY

Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X require the financial information of the parent company to be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries and the VIE exceeded 25% of the consolidated net assets of the Company, therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries and the VIE shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries and the VIE in the form of loans, advances or cash dividends without the consent of a third party.

The interim financial information of the parent company has been prepared using the same accounting policies as set out in the Unaudited Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and the VIE. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries and the VIE” and the respective profit or loss as “Equity in earnings of subsidiaries and the VIE” on the condensed statements of comprehensive income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the unaudited consolidated interim financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of December 31, 2023 and June 30, 2023, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

ICZOOM GROUP INC.
PARENT COMPANY BALANCE SHEETS

	December 31, 2023 (Unaudited)	June 30, 2023
ASSETS
Non-current asset
Investment in subsidiaries and the VIE	$15,666,039	$15,544,196
Total assets	$15,666,039	$15,544,196

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES	$—	$—

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, US$0.16 par value, 35,000,000 shares authorized, 10,370,158 and 10,326,374 shares issued and outstanding as of December 31, 2023 and June 30, 2023, respectively: *
Class A shares, 30,000,000 shares authorized, 6,540,658 and 6,496,874 shares issued and outstanding	1,046,504	1,039,499
Class B shares, 5,000,000 shares authorized, 3,829,500 shares issued and outstanding	612,720	612,720
Additional paid-in capital	18,795,548	18,795,548
Statutory reserve	624,097	624,097
Accumulated deficit	(6,056,045)	(5,334,300)
Accumulated other comprehensive income/(loss)	643,215	(193,368)
Total shareholders’ equity	15,666,039	15,544,196
Total liabilities and shareholders’ equity	$15,666,039	$15,544,196

*	Retrospectively restated for effect of 1-for-4 reverse split on October 26, 2020 and 1-for-2 reverse split on August 8, 2022 of the ordinary shares, see Note 16.

ICZOOM GROUP INC.
UNAUDITED PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME

	For Six Months Ended December 31,
	2023	2022
EQUITY IN EARNINGS OF SUBSIDIARIES AND VIE	$(721,745)	$926,717
NET INCOME/(LOSS)	(721,745)	926,717
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	836,583	(131,174)
COMPREHENSIVE INCOME ATTRIBUTABLE TO THE COMPANY	$114,838	$795,543

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

ICZOOM GROUP INC.
UNAUDITED PARENT COMPANY STATEMENTS OF CASH FLOWS

	For Six Months Ended December 31,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	$(721,745)	$926,717
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings/(deficit) of subsidiaries	721,745	(926,717)
Net cash used in operating activities	—	—

CHANGES IN CASH AND RESTRICTED CASH	—	—
CASH AND RESTRICTED CASH, beginning of period	—	—
CASH AND RESTRICTED CASH, end of period	$—	$—